Exhibit 99.8

NICE CXone Selected by Penrith City Council to Optimize its Contact Center Operations

Penrith City Council provides exceptional experiences for residents and transforms its contact center operations with NICE CXone

Hoboken, N.J.– October 31, 2022 – NICE (Nasdaq: NICE) today announced that Penrith City Council has selected NICE’s CXone cloud native platform to deliver an enhanced customer experience with improved efficiencies across its contact center operations.

Located at the western fringe of the Sydney metropolitan area, Penrith City Council has 26 different business units that support more than 219,000 residents. The Customer Experience contact center answers a broad range of inquiries pertaining to childcare centers, cemeteries, road maintenance, and waste services.

Penrith City Council required a cloud-based, omnichannel solution that was customizable and could integrate with its existing systems and deliver more comprehensive reporting capabilities. After a rigorous assessment process, the council engaged NICE and its implementation partner Generation-e to help transition from its outdated telephony system to CXone.

David Parry, Customer Experience Manager, Penrith City Council, said, “Penrith City Council selected NICE CXone because it was an intuitive application that sat well with how the organization runs. NICE and Generation-e demonstrated how the solution would work in the day-to-day operations of Penrith City Council, including its comprehensive reporting capabilities and intuitive workforce management scheduling system.

Penrith City Council is a cloud-first organization, making it essential that the contact center and its underlying telephony reflect that. Transitioning from an on-premises contact center solution to CXone was a critical step in Penrith City Council's digital transformation journey and one that affords the council more agility than it previously had.”

NICE CXone allows Penrith City Council to focus its activities on the types of calls and interactions the contact center receives. With the benefit of comprehensive reporting, CXone enables the council’s contact center team to easily identify areas for improvement to help coaches and team leaders target training.

Darren Rushworth, President, NICE International, said, “NICE, together with Generation-e, is pleased to support Penrith City Council in its digital transformation by deploying CXone across its contact center operations. Penrith City Council delivers essential services to thousands of local residents, and CXone is now a critical piece of its supporting infrastructure, helping it deliver frictionless agent and customer experiences.”

Biagio La Rosa, Managing Director, Generation-e, said, “CXone was the best choice for Penrith City Council to help deliver exceptional customer experiences. CXone delivers a level of flexibility and simplicity that is necessary for a complex contact center environment and will help Penrith City Council drive efficiencies across its contact center.”

About NICE

With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.